SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 8, 2013

On May 8, 2013, at 12:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, n° 8.501, 24º andar, São Paulo/SP, CEP. 05425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures below. Board Members Almir Guilherme Barbassa, José Alcides Santoro Martins, José Carlos Cosenza, Luiz de Mendonça and Newton de Souza did not attend the meeting, and were replaced by their respective alternate members, Messrs. Gustavo Tardin Barbosa, Arão Dias Tisser, Antonio Aparecida de Oliveira, Paulo de Oliveira Lacerda de Melo and Mônica Bahia Odebrecht. The Chief Executive Officer, Carlos Fadigas de Souza Filho, Officers Décio Oddone da Costa and Mauricio Ferro, and Messrs. Marcelo Cerqueira, in charge of the Vinyl Unit, Roberto Bischoff, in charge of the Latin America Unit, Antonio Luiz Vianna de Souza, representative of the Fiscal Board, and Guilherme A.C. Furtado Filho, in charge of the Corporate Governance area, were also present. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting and Ms. Marcella Menezes Ferreira de Souza Fagundes acted as secretary. AGENDA:  I) Subjects for deliberation: 1) Convening of General Meeting - the convening of a General Meeting was authorized  to resolve on the replacement of an alternate board member at a date to be defined in due course by the Chairman of the Board and to be disclosed upon publication of the respective call notice pursuant to law. After due analysis of the Subjects for Deliberation (“PDs”), copies and related documents of which were previously sent to the Board Members for cognizance, as provided for in its Internal Rules, and will remain duly filed at the Company’s headquarters, the following resolutions were unanimously approved, under the terms and conditions set out in the respective PDs: 2) PD.CA/BAK 03/2013 – Aliphatic Solvent Purchase and Sale Agreement between IQ Soluções e Química S.A (“IQ”) and Petróleo Brasileiro S.A (“Petrobras”); 3)  PD.CA/BAK 04/2013  - Election of an Independent Auditor for the years 2013 and 2014 – PriceWaterhouseCoopers was chosen  as Independent Auditor of the Company and its controlled companies, to carry out the independent audit works related to the yearly and quarterly financial statements for the years 2013 and 2014; and 4)  Annual Compensation of the Officers – approved, according to the annual amounts established by the Annual General Meeting of the Company held on April 2, 2013, after consultation with the People and Organization Committee. II) Subjects for Acknowledgement: Presentations and/or reporting, as applicable, were made by the respective persons in charge of the: Braskem Results for the 1st quarter of 2013; Updating on Mexico’s Project, Meeting of the People and Organization Committee and of the Finance and Investment Committee, both held on May 8, 2013. III) Subjects of Interest to the Company:  Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, May 8, 2013. Signed: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Antonio Aparecida de Oliveira; Alfredo Lisboa Ribeiro Tellechea; Álvaro Fernandes da Cunha Filho; Arão Dias Tisser; Felipe Montoro Jens; Gustavo Tardin Barbosa; Mônica Bahia Odebrecht; Paulo Oliveira Lacerda de Melo; Patrick Horbach Fairon and Roberto Zurli Machado.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 8, 2013

The above matches the original recorded in the proper book.

Marcella Menezes Ferreira de Souza Fagundes

Secretary

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.